UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, California 95008

(669) 282-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (669) 282-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jive Software, Inc., a Delaware corporation (“Jive” or the “Company”), with the Securities and Exchange Commission on May 12, 2017 (the “Schedule 14D-9”), relating to the tender offer by Wave Systems Corp., a Delaware corporation (“Parent”), and Jazz MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), to purchase all of the issued and outstanding shares of Jive common stock for $5.25 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Certain Litigation” on page 52 of the Schedule 14D-9 and replacing it with the following paragraphs:

“On May 16, 2017, a purported stockholder of the Company commenced a putative class action lawsuit captioned Yoshimura v. Jive Software, Inc., et al. in the U.S. District Court for the Northern District of California. The complaint names as defendants the Company and its Board of Directors. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 in connection with the Statement filed with the SEC on May 12, 2017. Specifically, the complaint asserts that the Statement omitted material information regarding certain aspects of the Company’s financial projections, certain facts regarding the Company’s solicitation process, and certain analyses performed by Morgan Stanley, the Company’s financial advisor. The complaint seeks to enjoin the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Three substantially similar complaints were later filed, also in the U.S. District Court for the Northern District of California. The first was filed later on May 16, 2017. It is captioned Chew v. Jive Software, Inc., et al., and names as defendants the Company and its Board of Directors. The second was filed on May 17, 2017. It is captioned The Vladimir Gusinsky Rev. Trust v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Aurea, Inc., ESW, Parent, and Purchaser. The third was filed on May 18, 2017. It is captioned Chun v. Jive Software, Inc., et al., and names as defendants the Company, its Board of Directors, Wave Systems Corp., and Jazz MergerSub, Inc. The four actions described above are collectively referred to as the “Stockholder Actions”.

The Company believes each of the Stockholder Actions lacks merit, and intends to vigorously defend the Stockholder Actions. However, a negative outcome in any lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. The Company is not currently able to predict the outcome of any of the aforementioned lawsuits with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Bryan LeBlanc
	Name:	Bryan LeBlanc
	Title:	EVP and Chief Financial Officer

Dated: May 19, 2017